[redacted]

15047220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-69168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KLR Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Avenue, 10th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self **(404) 410-7932**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, **Jonathan Self**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

KLR Group, LLC as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARETT LOVE
MY COMMISSION EXPIRES
AUG 15 2017
FULTON CO., GEORGIA
NOTARY PUBLIC

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

KLR GROUP, LLC
Financial Statements
For the Year Ended
December 31, 2014
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
KLR Group, LLC

We have audited the accompanying financial statements of KLR Group, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. KLR Group, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KLR Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of KLR Group, LLC financial statements. The information is the responsibility of KLR Group, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

KLR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 3,742,876
Accounts receivable	846,890
Commissions receivable from clearing firm	124,561
Deposit with clearing firm	375,000
Prepaid expenses	548,097
Advances and promissory notes	89,500
Property and equipment, net	144,612
Other assets	2,236
Total Assets	$ 5,873,772

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 434,119
Commissions payable	93,271
Accrued and withheld taxes	90,750
Due to parent	30,136
Capital lease liability	41,454
Total Liabilities	689,730
MEMBER'S EQUITY	5,184,042
Total Liabilities and Member's Equity	$ 5,873,772

The accompanying notes are an integral part of these financial statements.

KLR GROUP, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Commissions and fees	$ 930,208
Gain/loss trading	50,772
Investment banking	8,032,116
Other revenue	27,899
Interest and dividend income	644
Total revenues	9,041,639
EXPENSES	
Compensation and benefits	5,657,272
Rent	1,047,445
Travel and entertainment	947,398
Professional fees	297,242
Depreciation	27,056
Advertising and promotion	28,233
Postage and supplies	27,223
Data services and information technology	619,445
Regulatory fees and assessments	108,960
Other operating expenses	334,415
Total expenses	9,094,689
NET LOSS	$ (53,050)

The accompanying notes are an integral part of these financial statements.

KLR GROUP, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (53,050)
Adjustments to reconcile net loss to net cash used by operations:	
Depreciation	27,056
Increase in accounts and commissions receivable	(374,890)
Increase in prepaids and advances	(243,486)
Decrease in other assets	6,480
Decrease in due to parent	(402,054)
Increase in payables and other liabilities	450,681
Decrease in unearned revenue	(18,001)
NET CASH USED BY OPERATING ACTIVITIES	(607,264)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(70,576)
NET CASH USED FROM INVESTING ACTIVITIES	(70,576)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in capital lease obligation, net	41,454
Contributions by members	850,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	891,454
NET INCREASE IN CASH AND CASH EQUIVALENTS	213,614
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	3,529,262
End of year	$ 3,742,876

SUPPLEMENTAL CASH FLOW INFORMATION

Property and equipment acquired under capital lease	$ 42,336

The accompanying notes are an integral part of these financial statements.

KLR GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Paid-In Capital	Accumulated Profit	Total
Balance, December 31, 2013	$ 4,000,000	$ 387,092	$ 4,387,092
Member's Contribution	850,000		850,000
Net loss		(53,050)	(53,050)
Balance, December 31, 2014	$ 4,850,000	$ 334,042	$ 5,184,042

The accompanying notes are an integral part of these financial statements.

KLR GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of KLR Group, LLC (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

KLR Group, LLC was formed in Nevada on June 14, 2012 and is a registered broker-dealer under the Securities Exchange Act of 1934 and the securities commissions of appropriate states as well as a member of the Financial Industry Regulatory Authority. The Company conducts securities business in stocks and convertible bonds; participates in private placements and public offerings; and performs mergers and acquisitions advisory services. Its clients consist of institutions. The Company clears all its brokerage transactions through a clearing firm.

Revenue recognition

The Company receives retainers in its privately placed banking services, which are treated as unearned revenue until earned in line with the Company's established distribution process. The Company recognizes the revenue from commissions and spreads on the trade dates the securities are sold.

Revenue is recognized on an accrual basis, except in a few instances when it is recognized when invoices are generated. In those cases, revenue is recognized when the customer accepts the research and requests that an invoice be produced for them to pay the Company for its services.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five years. Amortization of software is provided on the straight line method over the estimated useful lives of the assets of three years. Amortization of leasehold improvements is provided on the straight line method over the life of the associated lease which is ten and a half years.

KLR GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking and high-yield savings accounts. As of December 31, 2014, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2014, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time

accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2014 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company is a limited liability company. Therefore, income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is subject to U.S. federal income tax examination by tax authorities for years since inception.

2. Property and Equipment

Property and equipment consist of the following at December 31, 2014:

Equipment	$78,551
Furniture	92,177
Software	10,391
Leasehold Improvements	2,706
Total Cost	183,825
Less Accumulated Depreciation	(39,214)
Net	$144,611

3. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2014, no claims had been asserted against the Company.

4. Subsequent Events

Management reported that there are no reportable events through the date of this filing.

NOTE B — NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $3,552,708 which exceeded its required net capital of $100,000 by $3,452,708. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $100,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. There were no liabilities subordinated to the claims of general creditors during 2014.

NOTE C – LEASE COMMITMENTS

The Company maintained two office leases, one in Houston, Texas and one in New York, New York, as well as an apartment lease in Houston, Texas during 2014. Future minimum rental payments required under the operating leases as of December 31, 2014, are approximately:

New York, New York – operating lease that expires May 31, 2015:

2015		$228,000
	Total	$228,000

Houston, Texas (office) – operating lease that expires June 30, 2023:

2015		$208,000
2016		$218,000
2017		$228,000
2018		$228,000
2019		$238,000
Thereafter		$873,000
	Total	$1,993,000

Houston, Texas (apartment) – operating lease that expires March 16, 2016:

2015		$66,000
2016		$14,000
	Total	$80,000

Rental expense on all three spaces for the ended December 31, 2014 was $1,047,445.

The Company leases office equipment costing approximately $42,000 under capitalized leases. The equipment had a net book value of approximately $41,000 at December 31, 2014.

The following is a schedule by years of approximate future minimum lease payments under the capital lease as of December 31, 2014:

Year ending December 31:	
2015	$11,000
2016	11,000
2017	11,000
2018	10,000
Total minimum lease payments	43,000
Less amount representing interest	(1,546)
Present value of net minimum lease payments	$41,454

KLR GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – CONCENTRATION

Approximately 83% of Investment Banking Revenues were earned from three customers.

SUPPLEMENTAL INFORMATION

SCHEDULE I
KLR GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total member's equity		$5,184,042
Less nonallowable assets:		
Accounts receivable	846,890	
Prepaid expenses	548,097	
Advances and other assets	91,736	
Property and equipment	144,611	
	1,631,334	
Net capital before haircuts and fidelity bond	3,552,708	
Less haircuts	-	
Net capital	3,552,708	
Minimum net capital required	100,000	
Excess net capital	$3,452,708	
Aggregate indebtedness (liabilities less 50% capital lease obligation)	$ 669,002	
Net capital based on aggregate indebtedness	$ 44,600	
Ratio of aggregate indebtedness to net capital	.18 to 1.0	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital in Part IIA of Form X-17A-5 as amended on February 26, 2015 and net capital as computed above.

KLR GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
KLR Group, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) KLR Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KLR Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) KLR Group, LLC stated that KLR Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KLR Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KLR Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

KLR GROUP

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 26, 2015

Rubio CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 3039

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

KLR Group, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of KLR Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by KLR Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KLR Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KLR Group, LLC's management is responsible for KLR Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KLR Group, LLC
510 Madison Avenue
New York, New York 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan A. Self (404) 410-7932

2. A.	General Assessment (item 2e from page 2)	$22,116
B.	Less payment made with SIPC-6 filed (exclude interest) 8/1/14 Date Paid	(11,989)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	10,127
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$10,127
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$10,127
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KLR Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 27 day of February , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,041,639
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,410
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	50,771
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Other & Reimburseable Expenses Income	27,899
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	195,080
2d. SIPC Net Operating Revenues	$ 8,846,559
2e. General Assessment @ .0025	$ 22,116

(to page 1, line 2.A.)